# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001588273

## Reporting persons
- Poplar Point Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Poplar Point Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Poplar Point Capital GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jad Fakhry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, MD, 21117-3586

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Poplar Point Capital Management, LLC, a Delaware limited liability company ("PPCM"), Popular Point Capital Partners LP, a Delaware limited partnership ("PPCP"), Poplar Point Capital GP LLC, a Delaware limited liability company ("PPCGP"), and Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the "Reporting Persons").

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of, and owns a controlling interest in, PPCM and PPCGP.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 330 Primrose Road, Suite 400, Burlingame, CA 94010.
Citizenship: PPCM, PPCP and PPCGP are all organized in the State of Delaware. Mr. Fakhry is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 2 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry (10/03/2025)
- Poplar Point Capital Partners LP: /s/ Jad Fakhry, Jad Fakhry (10/03/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry (10/03/2025)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry (10/03/2025)